\SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BRIAZZ, INC.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

10782M104

(CUSIP Number)

David Cotton

212 N. Sangamon

Suite 1-A

Chicago, Illinois 60607

(312) 243-5088

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10782M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Briazz Venture, L.L.C., an Illinois limited liability company (the “Filing Person”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power See Footnote 1

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power See Footnote 1

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Footnote 1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) See Footnote 1

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 10782M104

Footnote 1

On March 6, 2003, the Issuer issued a $2.0 million secured promissory note (the “Note”) and a warrant to the Filing Person granting it the right to purchase up to 1,193,546 shares of the Issuer’s common stock at the exercise price of $0.50 per share (the “Warrant”).  The Filing Person may exercise the Warrant at any time until the earlier of (i) the date immediately prior to the date the Issuer receives Shareholder Approval (as defined below) or Nasdaq grants the Issuer a formal exception from the Shareholder Approval requirement or (ii) March 6, 2008.

In addition, the Issuer issued 100 shares of its Series D Preferred Stock (the “Preferred Stock”) to the Filing Person.  The Preferred Stock will become convertible into shares of the Issuer’s common stock on the date that the Issuer receives the approval of the holders of a majority of its common stock for the shares of the Issuer’s common stock to be issued upon conversion of the Preferred Stock (“Shareholder Approval”).  On such date and continuing for a period of five years, the Filing Person may convert the Preferred Stock into an amount of the Issuer’s common stock equal to 66.67% of the Issuer’s outstanding common stock on a post-conversion, fully-diluted basis (but excluding from the calculation of the Issuer’s fully-diluted share capital, subject to certain limitations, shares subject to the Issuer’s outstanding stock options and other shares reserved for issuance under the Issuer’s incentive stock plans) as measured on the Shareholder Approval date, less any shares of the Issuer’s common stock issued to the Filing Person pursuant to the exercise of the Warrant.

The number of shares of the Issuer’s common stock into which the Preferred Stock may be converted and the conversion price per share of common stock will be determined on the date that the Preferred Stock becomes convertible.  If the Issuer obtains Shareholder Approval, then based on the Issuer’s outstanding securities as of March 6, 2003, assuming that the Issuer does not issue, cancel or modify any of its securities prior to the date that Shareholder Approval is obtained and assuming that the Filing Person does not exercise the Warrant prior to such date, the Preferred Stock would be convertible into a total of approximately 33,171,900 shares of the Issuer’s common stock at a conversion price of approximately $0.06 per share of common stock.

If the Preferred Stock becomes convertible, then so long as the Note remains outstanding, the Preferred Stock will be entitled to vote together with the Issuer’s common stock on an as-converted basis; provided, that the Filing Person will not be entitled to vote with respect to the approval of the transactions contemplated by the purchase agreement between the Issuer and the Filing Person, and regardless of any adjustments that may occur to the conversion price of the Preferred Stock, each share of Preferred Stock will be subject to an overall maximum number of votes equal to the number of votes held by a holder of 111,111 shares of the Issuer’s common stock (as adjusted for any stock splits or similar changes in the common stock).  If the Preferred Stock does not become convertible, it will not be entitled to vote on an as-converted basis.

Any shares of Preferred Stock outstanding on March 6, 2008, will be automatically converted into shares of the Issuer’s common stock at a rate of 1/100th of a share of the Issuer’s common stock per share of Preferred Stock.

Item 1.	Security and Issuer
Common Stock, no par value (“Common Stock”)
BRIAZZ, INC. (the “Issuer”) 3901 7th Avenue Suite 200 Seattle, Washington 98108-5206
Item 2.	Identity and Background
(a) Name:
Briazz Venture, L.L.C.
(b) Address of Principal Office:
Briazz Venture, L.L.C. 212 N. Sangamon, Suite 1-A Chicago, Illinois 60607
(c) Present Principal Occupation:
Not applicable.

(d)    Whether or not, during the last five years, the Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposed of the case.

The Filing Person has not been convicted in a criminal proceeding.

(e)    Whether or not, during the last five years, the Filing Person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

The Filing Person has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction.
(f) Citizenship
The Filing Person is a limited liability company organized under the laws of the State of Illinois.
Item 3.	Source and Amount of Funds or Other Consideration
The Filing Person acquired the Warrant and Preferred Stock with funds from working capital.

Item 4.	Purpose of Transaction

The Filing Person decided to enter into a $2.0 million financing of the Issuer and, in exchange, acquire the Preferred Stock and the Warrant because it believes such securities represent a sound investment.  Please see Footnote 1 above for more details on the Warrant and Preferred Stock.

Other than as disclosed above, the Filing Person does not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.  The Filing Person reserves the right to acquire additional shares of the Issuer’s capital stock, to dispose of shares of the Issuer’s capital stock or to formulate other purposes, plans or proposals deemed advisable regarding the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)    According to the Form 10-K filed by the issuer on March 31, 2003, as of March 24, 2003 the Issuer had 5,990,916 shares of common stock outstanding.  The Warrant grants the Filing Person the right to purchase 1,193,546 shares of Common Stock at an exercise price of $0.50.  If the Preferred Stock becomes convertible, the Filing Person would have the right to convert it into an amount of Common Stock equal to 66.67% of the outstanding Common Stock on a post-conversion, fully-diluted basis (but excluding from the calculation of the fully-diluted Common Stock, subject to certain limitations, shares subject to the Issuer’s outstanding stock options and other shares reserved for issuance under the Issuer’s incentive stock plans) as measured on the Shareholder Approval date, less any shares of Common Stock issued to the Filing Person pursuant to the exercise of the Warrant.

(b)    If the Preferred Stock becomes convertible, then so long as the Note remains outstanding, the Preferred Stock will be entitled to vote together with the Issuer’s common stock on an as-converted basis; provided, that the Filing Person will not be entitled to vote with respect to the approval of the transactions contemplated by the purchase agreement between the Issuer and the Filing Person, and, pursuant to Nasdaq rules, regardless of any adjustments that may occur to the conversion price of the Preferred Stock, each share of Preferred Stock will be subject to an overall maximum number of votes equal to the number of votes held by a holder of 111,111 shares of the Issuer’s common stock (as adjusted for any stock splits or similar changes in the common stock).  If the Preferred Stock does not become convertible, it will not be entitled to vote on an as-converted basis.

(c) The Filing Person has not effected transactions in the class of securities reported during the past sixty (60) days.
(d) The Filing Person is controlled by its manager, Sue Gin.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Filing Person entered into a voting agreement with Victor D. Alhadeff, the Issuer’s Chief Executive Officer, Chief Financial Officer, Secretary and Chairman.  Pursuant to the agreement, Alhadeff will vote all shares of the Issuer’s voting capital stock that he owns, of record or beneficially, or over which he has voting authority or discretion to approve the Common Stock issuable upon conversion of the Preferred Stock.  In addition, the Issuer has agreed that the Filing Person will receive voting agreements from the beneficial holders of not less than 35% of the Issuer’s outstanding Common Stock, in which the holders agree to vote their shares of the Issuer’s Common Stock in favor of the approval of the issuance of shares of Common Stock upon conversion of the Preferred Stock.

Item 7.	Material to Be Filed as Exhibits
Voting Agreement dated as of March 6, 2003, between Briazz Venture, L.L.C. and Victor Alhadeff.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2003
Date

Briazz Venture, L.L.C.

/s/ DAVID COTTON
Signature

David Cotton Chief Financial Officer
Name/Title